

November 25, 2013

Via E-mail
Mr. Jay Chang
Chief Financial Officer
KongZhong Corporation
35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, China 100044

> **Re:** **KongZhong Corporation**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **Response dated October 30, 2013**
> **File No. 000-50826**

Dear Mr. Chang:

We have reviewed your response letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Internet Games Revenues, pages 68-69
Online game operation revenues, page F-20

1. We note your response to comment 1 and your proposed disclosure. Please tell us in greater detail how free virtual currency "lowered the average value of the virtual currency" recorded in deferred revenue. Citing your basis in the accounting literature, please disclose your basis for recording free virtual currency, discounts and in-game credits and their effects on revenue and deferred revenue. Additionally, disclose how you determine breakage. Please provide us your proposed disclosure.

2.   We note your statement on page 9 that you believe that your Internet games have useful economic lives of 1 to 3 years. However, in your response, you state that the estimated life of permanent in-game items is six months based on the period during which the players are expected to play the game. Please reconcile the apparent inconsistencies in your statements.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor at 202-551-3426 or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Robert S. Littlepage for

                                                Larry Spirgel
                                                Assistant Director